Garban Intercapital



82-4904

3/25/2003

Garban PLC

SUPPL

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405


PROCESSED
MAY 20 2003
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
MAR 26 2003
WASH. D.C.
165
SECTION

Re: ICAP plc - AVS No. 062507

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

Garban Intercapital
Harborside Financial Center
1100 Plaza Five
Jersey City, NJ 07311-4996



25 March 2003

Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs

ICAP plc – AVS No. 062507
Fidelity Investments

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received from Fidelity Investments pursuant to an interest in shares held by Section 203(2) CA 1985.

Would you kindly confirm receipt of the announcement by telephoning Helen Broomfield on 20 7463 4388.

Yours faithfully

Helen Broomfield

Helen Broomfield
Deputy Company Secretary

Enc:

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR

Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743

www.icap.com

Registered Office as above
Registered in England 3011420

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 062507

All relevant boxes should be completed in block capital letters.



1. Name of company	2. Name of shareholder having a major interest
ICAP plc	FIDELITY INVESTMENTS
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
SEE ATTACHED LETTER	SEE ATTACHED LETTER

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
		N/A	N/A

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary shares of 50p each	21.03.03	24.03.03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
3,318,952	3.23%

14. Any additional information	15. Name of contact and telephone number for queries
	HELEN BROOMFIELD 020 7463 4388

16. Name and signature of authorised company official responsible for making this notification

HELEN BROOMFIELD
DEPUTY COMPANY SECRETARY

Date of notification 25 March 2003

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries: UK Listing Authority



March 21, 2003

ICAP Plc
2nd Floor
Park House
16 Finsbury Circus
London, EC2M 7UR
United Kingdom

FAX: 011-44-207-374-6743

ATTN: Company Secretary

Dear Sirs,

Enclosed are notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries, being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Management & Research Company 82 Devonshire Street Boston, MA 02109-3614 Phone: 617 563-7000



NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: ICAP Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for

3. The notifiable interests also comprise the notifiable interest of:
   Mr. Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   Principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



By

Michael Gillespie
Director of Domestic Compliance - FMR Co. Duly authorized under Powers of Attorney dated March 20, 2003 by Eric D. Roiter by and on behalf of Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Revised

Security: ICAP Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	771,822	FISL	Chase Nominees Ltd
	927,000	FISL	Chase Manhattan Bank London
	209,200	FPM	Bankers Trust
	118,300	FPM	Chase Nominees Ltd
	61,000	FPM	Nortrust Nominees Ltd
	185,400	FPM	Bank of New York London
	46,100	FPM	Northern Trust
	10,500	FPM	Deutsche Bank
	20,800	FPM	Citibank
	104,550	FIL	Chase Nominees Ltd
	690	FIL	HSBC Client Holdings Nominee (UK) Limited
	310,390	FIL	Northern Trust
	32,200	FIL	Chase Manhattan Bank London
	32,000	FIL	Deutche Bank
	12,700	FIL	Mellon Nominees Ltd
	32,900	FIL	Bank of New York, Brussels
	233,700	FIL	Bank of New York London
	10,700	FIL	State Street Bank & Trust
	15,000	FIL	Citibank
	184,000	FIL	Clydesdale Bank (Head Office) Nominees Limited
Total Ordinary Shares	3,318,952		
Current ownership percentage:	3.23%		
Shares in issue:	102,830,548		